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SEC FILE NUMBER
8 - 52013

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Louis Capital Markets, LP

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED

MAR 2 8 2007

THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nat Minucci (212) 651-3172
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH DC
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Nat Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Louis Capital Markets, LP, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nat Minucci
Signature

Chief Financial Officer
Title

Noreen Walsh
Notary Public

NOREEN WALSH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
NO. 01WA6053006
MY COMMISSION EXPIRES 01-02-2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOUIS CAPITAL MARKETS, LP

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Partners of
Louis Capital Markets, LP

We have audited the accompanying statement of financial condition of Louis Capital Markets, LP (the "Partnership") as of December 31, 2006. This statement of financial condition is the responsibility of the management of Louis Capital Markets, LP. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Louis Capital Markets, LP as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of expressing an opinion on the statement of financial condition taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the statement of financial condition taken as a whole.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2007

LOUIS CAPITAL MARKETS, LP

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	1,981,083
Receivable from clearing broker, including clearing deposit of $1,000,000		1,279,459
Commissions receivable		1,640,807
Property and equipment, net		634,049
Due from affiliate		162,249
Other assets		191,164
	$	5,888,811
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable and accrued expenses	$	1,363,541
Due to clearing broker		637,626
Due to affililate		682,817
Capital lease obligations		307,652
Total liabilities		2,991,636
Partners' capital		2,897,175
	$	5,888,811

See accompanying notes to financial statements.

1. Nature of operations

Louis Capital Markets, LP ("The Partnership") is a limited partnership formed on May 13, 2003. The Partnership is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Partnership is also a member of the National Futures Association (NFA) and an introducing broker registered with the Commodities Futures Trading Commission (CFTC). The Partnership commenced operations on December 31, 2003 when Louis Capital Markets, LLC contributed all of its net assets in exchange for its partners' interest in the Partnership.

The Partnership is engaged in retailing corporate equity securities over-the-counter and executing listed option trades on an agency basis primarily to institutional investors. The Partnership also provides research to its institutional client base.

2. Summary of significant accounting policies

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Partnership provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Computer equipment	3 years	Straight-line
Office equipment	5 years	Straight-line
Furniture and fixtures	5-7 years	Straight-line
Automobile	3 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on the trade date.

Commissions Receivable

The Partnership carries commission receivables at cost less an allowance for doubtful accounts. On a periodic basis, the Partnership evaluates its commission receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible at the discretion of management. There was no allowance of doubtful accounts at December 31, 2006.

Income Taxes

No provision for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the partners individually. The Partnership is subject to New York City unincorporated tax.

2. Summary of significant accounting policies (continued)

Rent Expense

The Partnership complies with SFAS No. 13, "Accounting for Leases." Rent is charged to operations by amortizing minimum lease over the term of the lease using the straight-line method.

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and equipment

At December 31, 2006, property and equipment consisted of the following:

Computer equipment	$ 225,317
Office equipment	199,849
Furniture and fixtures	328,015
Automobile	26,161
Leasehold improvements	254,759
	1,034,101
Less accumulated depreciation and amortization	400,052
	$ 634,049

Included in office equipment, computer equipment, and furniture and fixtures at December 31, 2006 is $499,472 relating to assets recorded under capital leases. Included in accumulated depreciation and amortization at December 31, 2006 is $177,806 of accumulated amortization relating to assets recorded under capital leases.

4. Net capital requirements

The Partnership is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the CFTC's minimum financial requirements which require that the Partnership maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2006, the Partnership's net capital was approximately $738,000 which was approximately $581,000 in excess of its minimum requirement of approximately $157,000.

5. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Due to affiliate

The Partnership entered into a Foreign Correspondent Agreement with an affiliate located in London, England. It incurred approximately $3.5 million in fees related to this agreement and owed approximately $683,000 to its affiliate at December 31, 2006. The Partnership also paid approximately $3.4 million to its affiliate in 2006 for correspondent fees.

The Partnership entered into an Administrative Service Agreement with another affiliate whereby it provides administrative support and use of office space and equipment in exchange for a fee. The Partnership billed approximately $162,000 to its affiliate, which has not been collected at December 31, 2006.

7. Concentration of risk

Off-Balance Sheet Risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the securities transactions introduced by the Partnership. In addition, the receivables from the clearing broker are pursuant to this clearance agreement and the Partnership must maintain at least $1,000,000 in cash and securities at all times with the clearing broker.

In the normal course of business, the Partnership's customer activities involve the execution and settlement of securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The General Partner regularly monitors the financial condition of these institutions in order to keep the potential risk to a minimum.

8. Profit sharing plan

In December 2005, the Partnership initiated a Profit Sharing Plan covering all employees with certain eligibility requirements. The Partnership deposits three percent of each employee's earnings up to the maximum pension contribution allowed by the Internal Revenue Service in that year. Contributions vest immediately and are deposited in the employee's 401(k) plan. The Partnership made a matching contribution of approximately $93,000 for the year ended December 31, 2006.

9. Commitment and contingencies

Operating Lease

In December 2006, the Partnership moved to a new office space and entered into a new lease agreement that expires in February 2013. Rent expense for the year ended December 31, 2006 was approximately $310,000. Future approximate minimum lease payments at December 31, 2006 are as follows:

Year ending December 31,		
2007	$	302,000
2008		309,000
2009		317,000
2010		325,000
2011		333,000
Thereafter		399,000
	$	1,985,000

Capital Leases

Future minimum lease payments at December 31, 2006, under agreements classified as capital leases in excess of one year, are approximately as follows:

Year ending December 31,		
2007	$	125,000
2008		112,000
2009		68,000
2010		54,000
2011		43,000
		402,000
Less amount representing interest		94,000
Present value of net minimum lease payments	$	308,000

9. Commitment and contingencies (continued)

Required Tax Distributions

As required by the limited partnership agreement, the Partnership is required to make a tax distribution in an amount no less than an amount determined by multiplying the net income of the Partnership by the highest combined applicable federal, state and local tax rates. For the year ended December 31, 2006 this amount approximates $830,000. Amounts paid during the year were made in accordance with this requirement.

Loss Contingency

In December 2006, the Partnership received separate orders to sell shares of a New York Stock Exchange-listed security from a customer. Both orders were affirmed by the customer on their respective trade dates and the trades were duly executed by the Company. The customer failed to deliver the securities as required by the requisite settlement dates and despite having been given additional time to do so. Accordingly, the securities ultimately were bought-in by the Partnership to cover the transactions. As a result of the buy-ins, the Partnership sustained damages of $442,327, all of which is attributable to the customer's breach of its contractual obligations. The Partnership is presently attempting amicably to recover its damages from the customer before considering litigation to vindicate its rights. As a result, the Partnership accrued a contingency loss for that amount at December 31, 2006, which is included in "Due to Clearing Broker".

10. Subsequent event

In January 2007, the Partnership made a capital distribution of $200,000.

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2006

Net capital		
Partners' capital		$ 2,897,175
Less nonallowable assets		
Commissions receivable		1,141,300
Property and equipment, net		634,049
Due from affiliate		162,249
Other assets		191,164
		2,128,762
Net capital before haircuts		768,413
Haircuts		
Foreign currency and other securities		30,699
Net capital		$ 737,714
Aggregate indebtedness		$ 2,354,010
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 156,934
Minimum net capital required (under SEC Rule 15c3-1 and under CFTC Regulation 1.17)		$ 100,000
Excess net capital (under SEC Rule 15c3-1 and under CFTC Regulation 1.17)		$ 580,780
Percentage of aggregate indebtedness to net capital	$ 2,354,010 / $ 737,714	319%

LOUIS CAPITAL MARKETS, LP

SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.10 OF COMMODITY FUTURES TRADING COMMISSION

December 31, 2006

Net capital, as reported in Partnership's Part II-A Focus Report *(unaudited)*	$	1,217,482
Add (deduct):		
Increase in commissions receivable		24,502
Increase in accounts payable		(61,943)
Loss contingency accrual		(442,327)
		(479,768)
Net capital, as adjusted	$	737,714

END